SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.	English translation of a letter dated September 22, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

2.	English translation of a letter dated September 22, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, September 22, 2020

Comisión Nacional de Valores

Dear Sirs,

Re.: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Responsible for Market Relations  of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), located at Av. Alicia Moreau de Justo 50, City of Buenos Aires, to inform you that today the Company has refinanced the loans duly disbursed under the following loan agreements entered into with the International Finance Corporation (“IFC”): (i) loan agreement dated October 5, 2016, between Telecom Personal S.A. (company absorbed by the Company) and IFC, for a total amount of up to US$400,000,000, and (ii) loan agreement dated March 4, 2019, between the Company and IFC for a total amount of up to US$450,000,000 (collectively, the “Loans”), by virtue of which it was agreed to modify the amortization schedule of all principal amounts to be paid under the Loans during 2021, deferring 85% of them for a term between 24 months and 48 months, and prepaying the remaining 15%.

In accordance with the terms of the amendments to the Loans, said refinancing involved the prepayment of said 15%, for a total amount of US$28,251,300, together with accrued interest, prepayment fee and other amounts owed under each of the Loans.

It is worth to mention that, according to the provisions of Communication “A” 7106 of the Central Bank of the Argentine Republic, the described indebtedness is not reached by the refinancing obligation and it has access to the exchange market for repayment. However, given the context, the Company decided to prioritize the funds for its investment plan.

Sincerely,

Telecom Argentina S.A.

/s/ Fernando Balmaceda
Responsible for Market Relations

FREE TRANSLATION

Buenos Aires, September 22, 2020

Comisión Nacional de Valores

Dear Sirs,

Re.: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Responsible for Market Relations  of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), located at Av. Alicia Moreau de Justo 50, City of Buenos Aires, to inform you that today the Company has refinanced the loans duly disbursed under the following loan agreements entered into between the Company and the Inter- American Investment Corporation, acting on  its own behalf and as agent of the Inter- American Development Bank (“IDB Invest”): (i) loan agreement dated April 7, 2017, for a total amount of up to US$100,000,000, and (ii) loan agreement dated May 29, 2019, for a total amount of up to US$300,000,000 (collectively, the “Loans”), by virtue of which it was agreed to modify the amortization schedule of all principal amounts to be paid under the Loans during 2020 and 2021, deferring 85% of them for a term between 24 months and 66 months, and prepaying the remaining 15%.

In accordance with the terms of the amendments to the Loans, today, the Company made the prepayment of said 15%, for a total amount of US$11,775,000, together with accrued interest, prepayment fee and other amounts owed under each of the Loans.

It is worth to mention that, according to the provisions of Communication “A” 7106 of the Central Bank of the Argentine Republic, the described indebtedness is not reached by the refinancing obligation and it has access to the exchange market for repayment. However, given the context, the Company decided to prioritize the funds for its investment plan.

Sincerely,

Telecom Argentina S.A.

/s/ Fernando Balmaceda
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 23, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations